FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F              ☒           Form 40-F             ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐            No          ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

National Bank of Greece

Press release

Financials 2006 (unaudited)

Net profit up 36% to €990 million

(€ millions)	2006	2005	±%
Net profit (after tax & minority interests)	990	727	+36%
5-month net profit of Finansbank	156	—	—
Finansbank (NBG 56% proportion)	87	—	—
NBG net profit ex. Finansbank	914	727	+26%
Net profit from SE Europe	108	73	+47%
Return on equity	28.7%	28.6%	+10	bps
Cost / Income	50.7%	53.3%	-260	bps

The record performance of 2006, with net profit rising to close on €1 billion, reaffirms the soundness of our strategy in Greece and the wider region, and underscores our commitment to delivering value to our shareholders.

The profits from our business in Greece continue to grow at a vigorous pace. At the same time, the contribution to Group profitability by our operations outside Greece, in SE Europe and Turkey, further increased to close on €200 million, or 20% of total Group profits. Specifically, net profits from SE Europe topped €108 million, up 47% on 2005. This increase derives exclusively from organic growth.

Finansbank, consolidated within the NBG Group for the first time, posted a particularly encouraging performance. Its profit for the 135 days of the year during which it was part of the Group more than lived up to our expectations, exceeding €156 million. Of this amount, €87 million corresponds to the Group on the basis of its shareholding in Finansbank prior to the tender offering to minority shareholders which was concluded with great success in January 2007.

The achievements of 2006 and the rising trajectory of the Group comprise the basis of the new 3-year Business Plan 2007-2009 that will be announced tomorrow.

I would like to take this opportunity to thank my colleagues and staff of the Group in Greece and abroad for their hard work over the past year, without which these results would not have been possible.

Athens, February 2007

Takis Arapoglou

Chairman and CEO

Results 2006

	2006	2005	±%
NBG Group net profit (excluding Finansbank)	1 014	727	+40%
Finansbank contribution:
Profit after tax	156
NBG’s share (55.7%)	87
Contingent liability & PPA expenses	(11)
Tax on reserves	(100)
NBG Group profit	990	727	+36%

Group net profit after tax and minority interests grew to €990 million in 2006, up 36%. This figure includes €87 million profit of Finansbank, representing a Group share of 55.7% for the period of 135 days from the completion of the acquisition of the minority shareholding on 18 August 2006 to the end of the year. Finansbank’s total profits for the same period amounted to €156 million. On an annual basis, this profitability amounts to around €420 million.

If one excludes the contribution of Finansbank as well as the one-off €100 million tax payment on the Bank’s reserves, Group profit in 2006 topped €1,014 million, up 40% on 2005.

On a quarterly basis, Group net profit (ex. Finansbank and the tax on reserves) grew by 11% to €264 million, despite the additional €76.5 million cost of the new collective labour agreement, the proposed bonus to staff and the stock options plan for staff. These results reflect first and foremost strengthening core income, which pushed up interest income and commission income by 12% on the previous quarter.

Group operating costs grew by 6% on an annual basis, despite the 17% higher operating costs in SE Europe due to the expansion of the Group’s business in the region and the investments this entails. These costs do not include the one-off cost of various voluntary early retirement schemes at Group subsidiaries (€32 million) and the cost of compliance of the Group with the provisions of Basel II and the Sarbanes-Oxley Act (€15 million). The positive storyline vis-à-vis containment of operating costs is reflected in the Group’s cost/income ratio, which stood at 50.7%, a 2.6 percentage point improvement on the previous year.

Strong core income leads profitability to record highs

The Group’s core income growth derives from steadily strengthening interest income and commission income. Group net interest income (NII) totalled €1,892 million, up 19% on 2005.  The stronger interest income reflects ongoing growth in the loan book, particularly retail.

The upward dynamic in interest income is reflected in the 10% growth posted between Q3 and Q4 2006, leading NII to a record high of €527 million in Q4, excluding the interest income of Finansbank and in spite of the two ECB interest rate increases in the last quarter of 2006. Notably, net interest margin reached a record high of 3.76% at the end of Q4 2006 compared with 3.50% in Q3 and 3.16% for full-year 2005.

Commission income (€ millions)	31.12.06	31.12.05	±%
Retail loans	107.4	105.9	1%
Corporate loans	87.4	76.1	15%
Intermediation & deposits	151.6	137.2	10%
Investment banking	78.2	66.6	17%
Fund management	58.7	39.2	50%
Total commission income	483.3	425.1	14%

In 2006, net commission income amounted to €483 million. While stiff and generalized competition had an adverse impact on retail commissions, the favorable contribution of other fees and commissions, particularly mutual fund commissions, offset the drag and helped push up commission income by14% on 2005.

Commission income in Q4 2006 painted a particularly impressive picture, growing by around 20% on the preceding quarter. All categories of commissions posted improvements, the most important being retail commissions (up 23%) and intermediation fees and commissions (up 16%).

Retail banking growth continues to stride ahead

Total Group loans (ex. Finansbank) topped €37 billion, up 20% on 2005.  Over the same period, retail lending posted spectacular growth of 25%.

Mortgage lending continued to be the driving force behind growth in the retail loan book, representing 39% of total loans. In December 2006, the mortgage portfolio (ex. Finansbank) stood at €14.4 billion, up 22% on an annual basis, confirming the supremacy of NBG in the mortgage lending market, in which it has a 24% share. In 2006, disbursements of new mortgages surpassed €3.5 billion, of which €1.1 billion were disbursed in Q4, posting q-o-q growth of around 22%.

Group loans (€ millions)	31.12.06	31.12.05	±%
Retail	23.2	18.6	25%
Corporate	13.6	12.0	13%
Total loans	36.7	30.6	20%
% Retail / Loans	63.1%	60.9%	—
% net NPLs	0.8%	1.1%	—

Consumer loans and credit cards outstanding (ex. Finansbank) totalled €5.8 billion at 31 December 2006, up by around 21% on the previous year, strengthening both interest income and commission income. This performance mainly reflects the growth in personal loans as a result of programmes whereby customers can transfer balances from competitors, thus highlighting the trust that consumers have in NBG.

Reaching out dynamically to SMEs

Group lending (ex. Finansbank) to corporates and professionals grew to €16.5 billion at 31 December 2006. Key players in this growth were the domestic SME loan book (i.e. financing to professionals and businesses with turnover below €2.5 million) and medium-sized enterprises (i.e. financing to firms with turnover of €2.5-€50 million), which posted impressive growth of 45% and 25%, respectively, on an annual basis.

The corporate loan book topped €9.6 billion, posting annual growth of 9%. Further growth in this loan book is planned by leveraging cross-selling potential, with an emphasis on profitable categories of Project Finance and Cross-Border Trade, tapping the synergies offered by corresponding specialized units at Finansbank.

Number 1 in deposits and mutual funds

The Group succeeded in increasing its market share in funds under management by 4.4 percentage points to 29% despite the overall conditions in the sector, thereby gaining first place. It is particularly important that there has been a gain in market share in equity, bond and other securities funds, which rose from 10.9% to 12.7% in 2006.

In 2006, Group deposits (ex. Finansbank) grew by 9% to €47.3 billion. This upward trend kept the loans-to-deposits ratio at 78%, thus providing the Group with margins for further growth in lending at competitive prices.

Ongoing improvement in the Group’s efficiency

The Group’s business growth and expansion in SE Europe, combined with increased staff costs in Greece resulting from the new CLA led to a 6% rise in operating expenses.

Operating expenses (€ millions)	31.12.06	31.12.05	±%
Staff costs	937.3	861.8	9%
Administrative expenses	395.1	374.3	6%
Depreciation	105.3	114.6	-8%
Total operating expenses	1 437.7	1 350.7	6%
Cost / Income	50.7%	53.3%	-260	bp

Specifically, staff costs grew by 9% to €937 million at the end of 2006. This amount includes expenses arising from NBG’s stock options programme (€7 million) and wage increases resulting from the new CLA (€30 million) as well as the proposed performance-based bonus for Group staff. These expenses increased staff costs in the last quarter of the year.

Despite the growth in expenses, the Group’s efficiency ratio improved by 2.6 percentage points, standing at just over 50%. Specifically, at the end 2006, the efficiency ratio stood at 50.7%, compared with 53.3% at 31 December 2005.

Strong profitability in SE Europe

All the SE European units posted outstanding growth in profitability despite the substantial cost of the Group’s organic growth in the region. Net profit after tax of our SE European units amounted to €108 million in 2006, up 47% on the previous year.

Organic expansion in SE Europe remains a strategic priority for NBG. In the past 12 months, 95 new branches were opened boosting the total number of up-and-running units to 352 by the end of 2006. With the addition of Vojvodjanska’s 168 units in Serbia, the Group’s force in the region now totals 520 branches, almost the same size as the NBG network in Greece.

In 2006, Group lending in the region posted growth of 44%, reaching €3.1 billion. Once again, retail lending was the driving force behind loan growth, with the overall retail loan book growing by a spectacular 52% annually. It is particularly encouraging that, over the course of the year, the surge in loans was accompanied by a decline in the percentage of non-performing loans to less than 4%.

The acquisition of Finansbank puts Group profitability on a new trajectory

The net profits of the Finansbank Group (which has been acquired by NBG) for the 135-day period between the date of completion of the acquisition and the end of 2006 totalled TRY 291 million (€156 million). NBG’s share, on the basis of the integration percentage (55.7%) prior to the recent public tender offering to minority shareholders, amounts to TRY 162.1 million (€87 million).

In the public tender offering that was completed recently, 43.4% of the minority shareholders responded positively, thus increasing the NBG Group’s stake in Finansbank to 89.4%. Given that by a relevant shareholders’ agreement the Group is entitled to purchase the minority shares, henceforth it will consolidate, in line with the provisions of IFRS, 99% of Finansbank’s profits into those of the NBG Group.

The positive trend in the Group’s profitability reflects dynamic growth in Finansbank’s business, which was mainly driven by retail banking. Finansbank’s overall retail lending volumes increased spectacularly to TRY 4.3 billion (€2.3 billion), up 76%, exceeding the 50% increase in lending volumes targeted for 2006. In particular, Finansbank’s share in new mortgage loans rose to 14.5%, as a result of which the bank’s respective portfolio more than doubled and its market share stood at around 9% at the end of 2006.

Besides mortgage lending, growth was also recorded in almost all of Finansbank’s retail banking market shares. Specifically, the bank now holds a market share of 7.4% (up 0.8%) in credit cards and 6.7% (up 0.9%) in car loans, while the rest of its consumer loan volumes tripled during 2006.

Business credit also achieved outstanding results, posting 48% annual growth to TRY 7.9 billion.

In spite of this accelerated growth, Finansbank managed to enhance the quality of its loan  portfolio, with the NPL ratio dropping from 2.6% in 2005 to a low 2.1% in 2006.

Total deposits grew from TRY 6.2 billion to TRY 10.3 billion (€5.5 billion), up 67%.

In parallel with these developments, the bank continued to expand its branch network at an impressive rate. It opened 101 new branches in 2006, of which 45 were opened between August and the end of the year, resulting in a total of 309 branches at 31 December 2006.

The strengthening of the bank’s physical presence should further boost its profitability and customer base. In 2006, Finansbank’s customers increased by 14%, today numbering over 3.3 million.

Enhanced capital adequacy ensures further growth for NBG Group

Capital adequacy ratios	31.12.06	31.12.05
Tier-I CAD Ratio	12.3%	12.3%
Total CAD Ratio	14.6%	15.2%

Following the share capital increase and the acquisition of a 56% stake in Finansbank, the Tier-I CAD ratio stands at 12.3%, the same as at 31 December 2005. If the acquisition, via the recent public tender offering, of a further 43.4% share in Finansbank is taken into account, i.e. consolidation of 99%, the Tier-I CAD ratio is estimated to stand at 8% and the Total CAD ratio 10.3%.

Group income statement

€ millions	12m.06	12m.05	±%	Q4.06	Q3.06	±%
Net interest income	1 892	1 596	19%	527	478	10%
Net commission income	483	425	14%	133	112	19%
Net premiums from insurance contracts	106	100	6%	26	23	13%
Dividend income	10	14	-30%	0	1	-82%
Income from private equity	50	64	-23%	11	6	86%
Other income	131	97	35%	53	18	205%
Earnings from financial transactions	123	195	-37%	47	18	165%
Total income	2 795	2 492	12%	798	656	22%
Staff costs	(937)	(862)	9%	(299)	(215)	39%
Administrative expenses	(395)	(374)	6%	(116)	(97)	20%
Depreciation and amortization	(105)	(115)	-8%	(25)	(25)	-2%
Total operating expenses	(1 438)	(1 351)	6%	(439)	(337)	31%
Impairment losses on loans & advances	(258)	(226)	14%	(64)	(63)	2%
Share of profit of associates	41	44	-7%	15	18	-17%
Profit before tax & extraordinaries	1 141	959	19%	309	274	13%
Tax	(182)	(224)	-19%	(47)	(34)	37%
Minority interests	(14)	(24)	-41%	1	(3)	-
Profit before extraordinaries	944	711	33%	264	237	11%
Extraordinaries
Net profit from discontinued operations	118	29	307%	—	—	—
VRS	(32)	(13)	158%	—	(17)	—
SOX & Basel II	(15)	—	—	(15)	—	—
Tax on reserves	(100)	—	—	(100)	—	—
Net profit attributable to shareholders (pre Finansbank)	914	727	26%	148	220	-33%
5-month net profit of Finansbank	156	—	—	100	56	78%
Minority interests of Finansbank	(69)	—	—	(38)	(31)	24%
Contingent liability & PPA expenses	(11)	—	—	(11)	—	—
Net profit attributable to NBG shareholders	990	727	36%	199	245	-19%

Group loans (from continuing operations)

(€ millions)	31.12.06	31.12.06 *	31.12.05 *	±%
Mortgages	15 381	14 444	11 820	22%
Consumer	4 709	4 156	3 238	28%
Credit cards	2 533	1 599	1 536	4%
Small businesses	2 952	2 952	2 041	45%
Retail	25 575	23 151	18 635	25%
Corporate	18 482	13 567	11 978	13%
Total loans & advances to customers	44 057	36 717	30 614	20%
Less: Allowance for impairment on loans & advances to customers	1 493	1 096	1 086	1%
Loans & advances to customers (net)	42 564	35 622	29 528	21%

*excluding Finansbank & Vojvodanska

Group deposits (from continuing operations)

(€ millions)	31.12.06	31.12.06 *	31.12.05 *	±%
Savings	25 614	25 326	25 916	-2%
Sight	7 671	6 818	6 109	12%
Core deposits	33 285	32 143	32 025	0%
Time	19 314	14 580	10 704	36%
Total deposits	52 599	46 723	42 729	9%
Repos	82	75	247	-69.8%
Other due to customers	556	464	374	24%
Total due to customers	53 236	47 263	43 350	9%

*excluding Finansbank & Vojvodanska

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date :	21st February, 2007

Chairman - Chief Executive Officer